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FORM 3
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             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


=================================================================

1.   Name and Address of Reporting Person*

     Kurz               Mitchell
     -----------------------------------------------
     (Last)             (First)             (Middle)

     c/o Young & Rubicam Inc., 285 Madison Avenue
     -----------------------------------------------
                       (Street)

     New York           New York               10017
     -----------------------------------------------
     (City)             (State)                (Zip)

=================================================================

2.   Date of Event Requiring Statement
     (Month/Day/Year)

     5/11/98
     -----------------------------

=================================================================

3.   IRS or Social
     Security Number of
     Reporting Person, if
     an Entity (Voluntary)


     -----------------------------

=================================================================

4.   Issuer Name and Ticker or Trading Symbol

     Young & Rubicam Inc. (YNR)
     ------------------------------------

=================================================================

5.   Relationship of Reporting Person to Issuer
                  (Check all applicable)

           Director               X   10% Owner(1)
     -----                      -----

           Officer (give        ----- Other (specify
     ----- title below)               below)


     ---------------------------

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6.   If Amendment, Date of Original
     (Month/Day/Year)


     -------------------------

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7.   Individual or Joint/Group Filing
     (Check applicable line)

       X   Form filed by One Reporting Person
     -----

           Form filed by More than One Reporting Person
     -----

=================================================================



                      Table I -- Non-Derivative Securities Beneficially Owned

==========================================================================================================

1. Title of Security           2. Amount of Securities   3. Ownership Form:  4. Nature of Indirect
   (Instr. 4)                     Beneficially Owned        Direct (D) or       Beneficial Ownership
                                  (Instr. 4)                Indirect (I)
                                                            (Instr. 5)
-------------------            -----------------------   -----------------   -----------------------

Common Stock, par value              808,290                    D
  $0.01 per share







----------------------------------------------------------------------------------------------------------
* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or type responses)

                                                           (Over)
                                                  SEC 1473 (7/96)

 Table II -- Derivative Securities Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)


==================================================================================================================================
1. Title of Derivative  2. Date Exercisable and  3. Title and Amount of Sec-     4. Conversion or  5. Ownership  6. Nature of
   Security                Expiration Date          urities Underlying Deriva-      Exercise Price    Form of       Indirect
   (Instr. 4)              (Month/Day/Year)         tive Security (Instr. 4)        of Derivative     Derivative    Beneficial
                           --------------------     --------------------------      Security          Security:     Ownership
                           Date        Expir-                     Amount or                           Direct (D)    (Instr.5)
                           Exerci-     ation                      Number of                           or Indirect
                           sable       Date         Title         Shares                              (I)
                                                                                                      (Instr. 5)
   ------------------      -------     -------      -----         ------------      --------------    ----------    ---------

Rollover Options           12/12/96     (2)         Common Stock  589,455           $ 1.92               D

ICP Options                   (3)      12/17/07     Common Stock  132,375           $12.33               D



----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The Reporting Person is one of the eight voting trustees (the "Voting Trustees") of the voting trust (the "Management Voting Trust") established pursuant to the Management Voting Trust Agreement dated as of 12/12/96. The Management Voting Trust has the sole right to vote and execute consents with respect to all shares of Common Stock and Money Market Preferred Stock, par value $0.01 per share ("MMPS"), held by the Management Voting Trust. The voting rights of the Management Voting Trust are exercised by the Voting Trustees. So long as Young & Rubicam's current Chief Executive Officer, Peter A. Georgescu (or a properly elected successor Chief Executive Officer), is a Voting Trustee, (i) any action approved in writing or at a meeting by Peter A. Georgescu (or such successor) and any two other Voting Trustees and (ii) any action approved over the objection of Peter A. Georgescu (or such successor) at a meeting of the Voting Trustees by an aggregate vote of Voting Trustees equal to not less than the total number of Voting Trustees then in office minus two, shall constitute the action of, and shall be binding upon, the Management Voting Trust (unless there shall be fewer than seven Voting Trustees then in office, in which event any action under clause (ii) shall require the vote of all the Voting Trustees other than Peter A. Georgescu (or such successor)). The Reporting Person disclaims the beneficial ownership of the 45,411,870 shares of Common Stock and MMPS held in the Management Voting Trust as of 5/11/98, other than securities reported in this filing.

(2) The above Rollover Options have a term of five years with respect to 50% of the shares subject to such options and a term of seven years with respect to the other 50%.

(3) The above ICP Options will become exercisable with respect to 33 1/3% of the shares subject to such options on 12/31/00, with respect to an additional 33 1/3% of such shares on 12/31/01, and with respect to the remaining 33 1/3% of such shares on 12/31/02.


         /s/ Mitchell Kurz                       5/26/98
---------------------------------------   ---------------------
   ** Signature of Reporting Person               Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15
       U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                  SEC 1473 (7-96)